UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                       Oscient Pharmaceuticals Corporation
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                    68812R303
                                 (CUSIP Number)

                                 April 26, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                               Page 1 of 11 Pages

CUSIP No. 68812R303                   13G/A               Page 2 of 11 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Smithfield Fiduciary LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants to purchase 25,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.18%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68812R303                   13G/A               Page 3 of 11 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge International LLC
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,421 shares of Common Stock

                    3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

                    Warrants to purchase 25,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,421 shares of Common Stock

                    3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

                    Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            7,421 shares of Common Stock

            3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

            Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            11.25%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------

                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68812R303                   13G/A               Page 4 of 11 Pages

     -----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Highbridge Capital Management, LLC               20-1901985
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,421 shares of Common Stock

                    3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

                    Warrants to purchase 25,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,421 shares of Common Stock

                    3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

                    Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            7,421 shares of Common Stock

            3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

            Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            11.25%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68812R303                   13G/A               Page 5 of 11 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Glenn Dubin
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,421 shares of Common Stock

                    3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

                    Warrants to purchase 25,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,421 shares of Common Stock

                    3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

                    Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            7,421 shares of Common Stock

            3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

            Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            11.25%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68812R303                   13G/A               Page 6 of 11 Pages

-----------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Henry Swieca
-----------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    7,421 shares of Common Stock

                    3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

                    Warrants to purchase 25,000 shares of Common Stock
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    7,421 shares of Common Stock

                    3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

                    Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            7,421 shares of Common Stock

            3.50% Convertible Senior Notes due 2011 convertible into 1,710,889 shares of Common Stock

            Warrants to purchase 25,000 shares of Common Stock
-----------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                    [ ]
-----------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            11.25%
-----------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
`           IN
-----------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68812R303                   13G/A               Page 7 of 11 Pages


This Amendment No. 1 (this "Amendment") amends the statement on Schedule 13G filed on May 15, 2007 (as amended, the "Schedule 13G") with respect to the shares of common stock, par value $0.10 per share (the "Common Stock") of Oscient Pharmaceuticals Corporation, a Massachusetts corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment is filed to correct (i) the number of shares of Common Stock underlying the 3.50% Convertible Senior Notes due 2011 (the "Notes") from 1,718,310 shares of Common Stock to 1,710,889 shares of Common Stock and (ii) the statement providing that Smithfield Fiduciary LLC owns warrants to purchase 83,891 shares of Common Stock, which cannot be exercised until such time as its holders would not beneficially own after such exercise more than 4.99% of the outstanding shares of Common Stock (the "Blocker"), to reflect that only warrants to purchase 58,891 shares of Common Stock have a Blocker and warrants to purchase 25,000 shares of Common Stock do not have a Blocker. Therefore, this Amendment amends and restates the number of shares of Common Stock disclosed on the cover pages and Items 2(a), 2(b), 2(c), 4 and 10 in their entirety as set forth below.


Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship

           SMITHFIELD FIDUCIARY LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Center, 4th Floor
           27 Hospital Road
           George Town, Grand Cayman
           Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE INTERNATIONAL LLC
           c/o Harmonic Fund Services
           The Cayman Corporate Centre, 4th Floor
           27 Hospital Road
           Grand Cayman, Cayman Islands, British West Indies
           Citizenship:  Cayman Islands, British West Indies

           HIGHBRIDGE CAPITAL MANAGEMENT, LLC IRS #: 20-1901985
           9 West 57th Street, 27th Floor
           New York, New York  10019
           Citizenship:  State of Delaware

           GLENN DUBIN
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States

           HENRY SWIECA
           c/o Highbridge Capital Management, LLC
           9 West 57th Street, 27th Floor
           New York, New York 10019
           Citizenship:  United States


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

            As of the date of this filing, (i) Smithfield Fiduciary LLC owns warrants to purchase 25,000 shares of Common Stock, (ii) Highbridge International LLC owns

CUSIP No. 68812R303                   13G/A               Page 8 of 11 Pages


7,421 shares of Common Stock, Notes convertible into 1,710,889 shares of Common Stock and may be deemed to beneficially own the 25,000 shares of Common Stock issuable to Smithfield Fiduciary LLC upon exercise of warrants and (iii) each of Highbridge Capital Management, LLC. Glenn Dubin and Henry Swieca may be deemed to beneficially own the 7,421 shares of Common Stock owned by Highbridge International LLC, the 1,710,889 shares of Common Stock issuable to Highbridge International LLC upon conversion of the Notes and the 25,000 shares of Common Stock issuable to Smithfield Fiduciary LLC upon exercise of warrants. In addition to the foregoing, (i) Highbridge International LLC owns warrants to purchase 161,917 shares of Common Stock and (ii) Smithfield Fiduciary LLC owns additional warrants to purchase 58,891 shares of Common Stock. However, pursuant to the terms of these warrants, the warrants cannot be exercised until such time as its holders would not beneficially own after such exercise more than 4.99% of the outstanding shares of Common Stock.

            Smithfield Fiduciary LLC is a wholly-owned subsidiary of Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is the Chief Investment Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the shares of Common Stock owned by Highbridge International LLC and Smithfield Fiduciary LLC.


            (b) Percent of class:

           The Company's Annual Report for the fiscal year ended
December 31, 2007 filed on Form 10-K on February 6, 2008, indicates there were 13,764,113 shares of Common Stock outstanding as of February 1, 2008. Therefore, based on the Company's outstanding shares of Common Stock and the shares of Common Stock issuable upon the conversion of the Notes and exercise of the warrants reported above, (i) Smithfield Fiduciary LLC owns approximately 0.18% of the outstanding shares of Common Stock of the Company and (ii) each of Highbridge International LLC, Highbridge Capital Management LLC, Glenn Dubin and Henry Swieca may be deemed to beneficially own approximately 11.25% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      See Item 4(a)

                (iii) Sole power to dispose or to direct the disposition of

CUSIP No. 68812R303                   13G/A               Page 9 of 11 Pages

                      0

                (iv) Shared power to dispose or to direct the disposition of

                      See Item 4(a)


Item 10. Certification

        By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 6, 2008, by and among Highbridge International LLC, Smithfield Fiduciary LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca.

CUSIP No. 68812R303                   13G/A               Page 10 of 11 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 6, 2008

HIGHBRIDGE INTERNATIONAL LLC              SMITHFIELD FIDUCIARY LLC

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       Its Trading Manager


By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
    ------------------------------            ------------------------------
Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

                                          /s/ Glenn Dubin
                                          ---------------------------------
                                          GLENN DUBIN
By: /s/ Noah Greenhill
    ------------------------------
Name: Noah Greenhill
Title: Managing Director



/s/ Henry Swieca
------------------------------
HENRY SWIECA

CUSIP No. 68812R303                   13G/A               Page 11 of 11 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, $0.10 par value, of Oscient Pharmaceuticals Corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of February 6, 2008



HIGHBRIDGE INTERNATIONAL LLC               SMITHFIELD FIDUCIARY LLC

By: Highbridge Capital Management, LLC    By: Highbridge Capital Management, LLC
    its Trading Manager                       Its Trading Manager


By: /s/ Noah Greenhill                    By: /s/ Noah Greenhill
    ------------------------------            -----------------------------

Name: Noah Greenhill                      Name: Noah Greenhill
Title: Managing Director                  Title: Managing Director

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

                                          /s/ Glenn Dubin
                                          ------------------------------
                                          GLENN DUBIN
By: /s/ Noah Greenhill
------------------------------
Name: Noah Greenhill
Title: Managing Director



/s/ Henry Swieca
------------------------------
HENRY SWIECA